090204

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Ournett Holdings, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

ARTICLE EIGHT, relating to the authorized capital, is hereby amended to read as follows:
(a) The Corporation is authorized to issue two classes of stock, consisting of THREE HUNDRED FIFTY MILLION (350,000,000) shares of common stock, par value $0.015 per share ("Common Stock"), and TEN MILLION (10,000,000) shares of preferred stock, par value $0.00001 per share ("Preferred Stock"). Subject to the limitation prescribed by law, the Board of Directors is authorized, by resolution or resolutions, to provide for the issuance of the shares of Preferred Stock in one or more series, and to fix the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of Preferred Stock.
(b) Upon the filing and effectiveness (the "Effective Time") of this Certificate of Amendment pursuant to the Nevada Revised Statutes, all issued and outstanding shares of Common Stock, par value $0.00001 per share (the "Pre-Reverse Split Stock"), shall be and hereby are automatically combined and reclassified (the "Reverse Stock Split"), such that each ten (10) shares of Pre-Reverse Split Stock shall be combined and reclassified into one (1) validly issued, fully paid and non-assessable share of the Corporation's Common Stock, par value $0.015 per share (the "New Common Stock"), without any action by the holders thereof.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 50.6%

4. Effective date and time of filing: (optional) Date: November 21, 2016 Time:

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

ARTICLE EIGHT (continued):

The corporation shall not issue fractional shares of New Common Stock in connection with the Reverse Stock Split. Each stockholder entitled to receive a fractional share of New Common Stock as a result of the Reverse Stock Split shall receive the next rounded-up whole one (1) share of New Common Stock.